Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement on Form S-8 pertaining to the RELX PLC Long-Term Incentive Plan 2023, the RELX PLC Executive Share Ownership Scheme 2023 and the RELX PLC Employee Share Purchase Plan 2023 (together, the “Plans”) of RELX PLC of our reports dated February 15, 2023, with respect to the consolidated financial statements of RELX PLC and its subsidiaries, associates and joint ventures (collectively, the Group) and the effectiveness of internal control over financial reporting of the Group, included in the Annual Report of RELX PLC on Form 20-F for the year ended December 31, 2022, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

London, United Kingdom

7 June, 2023